WINDELS MARX LANE & M ENDORF, LLP
156 WEST 56TH ST T
NEW YORK, N.Y. 1C
TEL: (212) 237-1000
FAX: (212) 262-1215
NEW BRUNSWICK, NJ

David Orlin
Direct Dial: (212) 237-1174
Fax (212) 237-1212
e-mail: dorlin@windelsmarx.com

02015453

N r 16, 2

Certified Mail,
Return Receipt Requested
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: BHP Billiton Plc - No. 82-4647
Information Furn Pursuant to Rule 12g3-2(b)
under the Securit ange Act of 1934

Ladies and Gentlemen:

The following documents have been released to th public by BHP Billiton Plc, a public limited liability company incorporated under the law of England and Wales, and are being furnished to the Securities and Exchange Commission (the "Commission") on behalf of BHP Billiton Plc pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"):

1. Press Release – BHP Billiton Plc – Notification of major interests in shares – dated 1 November 2001.

2. Press Release – BHP Billiton Plc – BHP Billiton Announces Record Quarter Result of US$608 million – dated 7 November 2001.

3. Press Release – BHP Billiton Plc – BHP Billiton Base Metals Reduces Copper Production – dated 8 November 2001.

4. Press Release – BHP Billiton Plc – Dividend currency conversion rates – dated 9 November 2001.

5. Press Release – BHP Billiton Plc – Notification of major interests in shares – dated 12 November 2001.

6. Press Release – BHP Billiton Plc – Notification of major interests in shares – dated 13 November 2001.

dlw 3/7

7. Press Release – BHP Billiton Plc – ...ation of interests of directors – dated 13 November 2001.

8. Press Release – BHP Billiton PLC – N... ation of interests of directors – dated 14 November 2001.

The documents enclosed herewith are being fi... ed with the understanding that they will not be deemed "filed" with the Commission o... herwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing o... uch documents shall not constitute an admission for any purpose that BHP Billiton Plc is su... ct to the Exchange Act.

Very trul... ours,

DO/pr
Enclosures

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO	070710

All relevant boxes should be completed in block capital letters.

1.	Name of company BHP BILLITON PLC	2.	Name of shareholder having a major interest DEUTSCHE BANK AG LONDON
3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 PART OF THIS HOLDING MAY RELATE TO HEDGING ARRANGEMENTS FOR CUSTOMER TRANSACTIONS	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them DEUTSCHE BANK AG LONDON

5.	Number of shares/amount of stock acquired	6.	Percentage of issued class	7.	Number of shares/amount of stock disposed 29,176,463 SHARES DISPOSED FROM 18 JUNE 2001 – 1 NOVEMBER 2001	8.	Percentage of issued class 1.26%

9.	Class of security ORDINARY US$0.50	10.	Date of transaction **TRANSACTIONS FROM 18 JUNE 2001 – 1 NOVEMBER 2001**	11.	Date company informed **1 NOVEMBER 2001**

12.	Total holding following this notification **70,305,680**	13.	Total percentage holding of issued class following this notification **3.03%**
14.	Any additional information	15.	Name of contact and telephone number for queries **INES WATSON** **020 7747 3976**
16.	Name and signature of authorised company official responsible for making this notification Ines Watson **INES WATSON**		

Date of notification 1 NOVEMBER 2001

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 **(PLEASE DO NOT POST)**
Enquiries: Company Monitoring and Enquiries; UK Listing Authority

PRESS RELEASE

bhpbilliton

Date: 8 November 2001
Number: 31/01

BHP BILLITON BASE METALS REDUCES COPPER PRODUCTION

BHP Billiton Base Metals today announced its intention to temporarily reduce copper production by an estimated 170,000 tonnes per annum. The reductions will occur from the Escondida and Tintaya operations in South America.

The action has been taken in response to the current serious fall in demand for copper arising from unfavourable global economic conditions.

President of BHP Billiton Base Metals Brad Mills said the announcement demonstrates Base Metals' commitment to managing its resources for the long-term benefit of shareholders and other stakeholders.

"Notwithstanding the relative efficiency of our world class portfolio of copper assets, our decision is a response to the significant decline in market demand. In the current environment of rapidly rising inventories it makes no sense to produce copper for which there are no end-users of the metal. Combined LME/Comex stocks are at 940,000 tonnes and growing."

Production at the Escondida copper operation in Chile will be reduced, effective immediately, by 10 per cent, which is equivalent to approximately 80,000 tonnes per annum. At the Tintaya operations in southern Peru, total sulphide production will be curtailed, effective 8 January 2002, removing an additional 90,000 tonnes per annum.

At Escondida, the grade of ore fed to the concentrator will be lowered by selective mining and a lower cut-off grade during the period of production curtailment. Higher grade ore will be reserved for processing when market conditions improve.

Mr Mills added: " The impact of the decision to reduce production will be reviewed at the end of the fiscal year. If better market conditions exist, we will resume previous production levels. Alternatively, if market conditions deteriorate further, we would consider maintaining production cuts, or further decreasing production.

"The Escondida Phase IV development and construction of the Tintaya oxide plant will continue as planned. BHP Billiton remains fully committed to realising the potential of its extensive portfolio of low-cost development opportunities, most notably, the Escondida Phase IV expansion, sulphide leach development and the development of the Escondida Norte resource base. Escondida has the potential to add over 450,000 tonnes per annum of new production at a cash cost of less than US$0.40/lb."

Attempts are being made to minimise the impact of the production cutbacks on employees, communities and other stakeholders during this period.

The cuts in production are not expected to materially impact the financial results of the BHP Billiton Group.

The BHP Billiton Group holds a 57.5 per cent interest in Escondida. The other owners are affiliates of Rio Tinto Plc (30 per cent), Mitsubishi Corporation (6 per cent), Mitsubishi Materials Corporation (2 per cent), Nippon Mining and Metals Company Limited (2 per cent) and the International Finance Corporation (2.5 per cent). The BHP Billiton Group holds a 99 per cent interest in Tintaya, the remaining interest is held by Peruvian shareholders.

Two teleconferences will be held on Friday November 9 :

Conference #1	Melbourne	10.00am Australian Eastern Summer Time
	(London	11.00pm)
	(New York	6.00pm)
Conference #2	London	10.00am
	(South Africa	12.00midday)
	(New York	5.00am)

Attached (Acrobat .pdf) is the "Copper Production Teleconference" times and Call-In Reference Guide.

Further news and information can be found on our Internet site: www.bhpbilliton.com

South Africa/United Kingdom
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360
Mobile: +27 82 458 2587
mailto:Michael.J.Campbell@bhpbilliton.com

Ariane Gentil, Manager Communications
Tel: +44 20 7747 3977
Mobile: +44 7881 518 715
mailto:Ariane.Gentil@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625
Mobile: +1 713 480 3699
mailto:Francis.R.McAllister@bhpbilliton.com

Australia
Dr Robert Porter, Investor Relations
Tel: +61 3 9609 3540
Mobile: +61 419 587 456
mailto:Robert.Porter@bhpbilliton.com

Mandy Frostick, Media Relations
Tel: +61 3 9609 4157
Mobile: +61 419 546 245
mailto:Mandy.J.Frostick@bhpbilliton.com

EOM

bhpbilliton

COPPER PRODUCTION TELECONFERENCE

Following BHP Billiton Base Metal's announcement of a planned reduction in its copper production, we invite you to participate in a teleconference involving BHP Billiton Base Metal's senior management – Brad Mills, President Base Metals; Ken Pickering, President & Chief Development Officer and Bruce Turner, President, Minera Escondida Ltda.

The teleconference will provide details on the strategic rationale for the reduction in copper production and the opportunity to ask questions of the Base Metals' senior management.

Two teleconferences will be held. Details of the times are provided below. Call in arrangements are provided on the following pages:

Teleconference #1
Thursday 8 November
New York 6.00 pm
London 11.00 pm
Friday 9 November
Melbourne/Sydney 10.00am

Teleconference #2
Friday 9 November
New York 5.00 am
London 10.00am
South Africa 12.00pm
Melbourne/Sydney 9.00pm

A recording of Teleconference #1 will be available for playback on the following numbers, approximately one hour after completion of Teleconference #1.
Australia: 1800 655 401 International: 61 3 9414 6837

Please note the playback facility is only available through the phone numbers listed above.

For further information, please contact Lina Alifraco on +61 3 9609 2692 or e-mail melinda.d.buse@bhpbilliton.com

Yours sincerely,
Robert Porter
Vice President Investor Relations & Communication

PHONE: 1800 011 080
FAX: 1800 636 776
EMAIL: conferlink@telstra.com.au

Telstra

ConferLink®

Participants Call-In Reference Guide
"BHP Billiton TeleConference #1"
Question Queuing Conference



Date: 09/11/01 Friday

Start Time: 10:00 AM Melbourne time
(6.00pm US)
(8.00pm Chile)
(11.00pm UK)
(1.00am South Africa)
(7.00am Singapore & Hong Kong)
(8.00am Japan)

Reservation number: 2748075

Your Call-In numbers are: 1800 686 443 (Australia)

USA	1800 2767490
UK	0800 8565164
Singapore	800 6161711
Japan	0053 1610035
HongKong	800 900197
All Others	+ 61 3 9290 0968

REMEMBER: To participate in a ConferLink Question Queuing conference, you will need a touchtone phone.

☞	To register a question	press*1
☞	To cancel your question	press*2
☞	For help during the conference	press*0

- Approximately 10-15 minutes before the scheduled time, please dial your Call-in number.
- You will be greeted by a conference administrator who will note your name and telephone number. You may be asked to test your telephone to ensure that you will be able to register questions. You will then be placed on hold music until the conference is due to commence.
- At the start of the conference your line will be taken off hold music and you will be placed in Listen only (mute) mode.
- If at any time during the conference you wish to ask a question or make a comment, press (*1) to register your question. If you decide to cancel your question at any time press (*2). Your questions and the answers will be heard by all parties on the conference. When you have finished asking your questions and received answers you will be placed back in Listen only mode.
- If you are disconnected for any reason during the conference redial your Call-in number.
- At the end of the conference, the presenter will inform you that the conference has concluded.

PHONE: 1800 611 080
FAX: 1800 636 776
EMAIL: conferlink@telstra.com.au

Telstra

ConferLink®

Participants Call-In Reference Guide

"BHP Billiton Teleconference #2"

Question Queuing Conference



Date: 09/11/01 Friday

Start Time: 10:00 AM London
12:00 noon South Africa
(5.00am US)
(7.00am Chile)
(6.00pm Singapore & Hong Kong)
(7.00pm Japan)
(9.00pm Melbourne)

Reservation number: 2748352

Your Call-In number is: + 61 3 9290 0961 (International)

Or Freecall for these countries:

USA	1800 2767498
UK	0800 8566164
Singapore	800 6161711
Japan	0053 1610035
HongKong	800 900197
Australia	1800 686 443

REMEMBER: To participate in a ConferLink Question Queuing conference, you will need a touchtone phone.

To register a question	press*1
To cancel your question	press*2
For help during the conference	press*0

- Approximately 10 minutes before the scheduled time, please dial your Call-in number.
- You will be greeted by a conference administrator who will note your name and telephone number. You may be asked to test your telephone to ensure that you will be able to register questions. You will then be placed on hold music until the conference is due to commence.
- At the start of the conference your line will be taken off hold music and you will be placed in Listen only (mute) mode.
- If at any time during the conference you wish to ask a question or make a comment, press (*1) to register your question. If you decide to cancel your question at any time press (*2). Your questions and the answers will be heard by all parties on the conference. When you have finished asking your questions and received answers you will be placed back in Listen only mode.
- If you are disconnected for any reason during the conference redial your Call-in number.
- At the end of the conference, the presenter will inform you that the conference has concluded.

PRESS RELEASE

Company Secretary

9 November 2001

Australian Stock Exchange
Company Announcement Office
4th Floor, 20 Bridge Street
SYDNEY NSW 2000

FOR ANNOUNCEMENT TO THE MARKET

Further to the announcement on 7 November that BHP Billiton Limited and BHP Billiton Plc are to pay a half yearly dividend of US$0.065 per fully paid ordinary share on 5 December 2001 and that the rates of exchange applicable two business days before the date of announcement are used for conversion where payment is made in currencies other than USD, I advise that the actual rates of exchange to be used are as follows:

AUD / USD	0.5080
USD / ZAR	9.4775
GBP / USD	1.4575

Yours sincerely,

Karen Wood
Company Secretary

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO	**683047**

All relevant boxes should be completed in block capital letters.

1.	Name of company BHP BILLITON PLC	2.	Name of shareholder having a major interest DEUTSCHE BANK AG LONDON
3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

10

5.	Number of shares/amount of stock acquired **N/A**	6.	Percentage of issued class **N/A**	7.	Number of shares/amount of stock disposed SEE 12 BELOW	8.	Percentage of issued class **N/A**

9.	Class of security ORDINARY US$0.50	10.	Date of transaction	11.	Date company informed **12 NOVEMBER 2001**

12.	Total holding following this notification **DEUTSCHE BANK AG LONDON NO LONGER HAS A NOTIFIABLE INTEREST IN BHP BILLITON PLC**	13.	Total percentage holding of issued class following this notification
14.	Any additional information	15.	Name of contact and telephone number for queries INES WATSON 020 7747 3976
16.	Name and signature of authorised company official responsible for making this notification Ines Watson **INES WATSON**		

Date of notification 12 NOVEMBER 2001

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 **(PLEASE DO NOT POST)**
Enquiries: Company Monitoring and Enquiries; UK Listing Authority

Interests in BHP Billiton plc share capital of Old Mutual Companies as at 26 October 2001

Total shares issued	No of shares	Company	Registered Holder	Percentage
2,319,147,885	25,875,004	Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Life Assurance Company (South Africa) Ltd	1.116
	1,207,370	Investec, Coronation and Liberty Asset Managers (not Old Mutual Companies)	Old Mutual Life Assurance Company (South Africa) Ltd	0.052
	21,214,624	Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Asset Managers (South Africa) Ltd (Managed fund client assets)	0.915
	5,250,880	Old Mutual Asset Managers (South Africa) (Pty) Ltd	Ashtree Investments Limited	0.226
	10,000	Old Mutual Asset Managers (South Africa) (Pty) Ltd	OMAM Axiom Investments (Pty) Ltd	0.000
	6,574,549	Old Mutual Asset Managers (South Africa) (Pty) Ltd	Capital Securities Limited	0.283
	2,414,700	Old Mutual Asset Managers (South Africa) (Pty) Ltd	Old Mutual Unit Trusts - Client assets	0.104
	35,500	Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Unit Trusts (Namibia) - Client assets	0.002
	119,100	Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Asset Managers (Namibia) Ltd (Managed fund client assets)	0.005
	150,000	Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Holdings (Namibia) (Pty) Ltd	0.006
	440,000	Old Mutual Asset Managers (Namibia) (Pty) Ltd	Old Mutual Life Assurance Company (Namibia) (Pty) Ltd	0.019
	1,977,076	Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual Global Asset Fund	0.085
	4,945,000	Old Mutual Asset Managers (Bermuda) Ltd	Old Mutual South Africa Equity Trust	0.213
	15,074,017	Nedcor Investment Bank	Held by clients	0.650
	1,819,923	Mutual & Federal Insurance Company Ltd	Mutual & Federal	0.078
	577254	Gerrard Ltd	RC1 Nominee Ltd	0.025
	2702	Gerrard Ltd	RC6 Nominee Ltd	0.000
	402848	Gerrard Ltd	AK1 Nominee Ltd	0.017
	1446	Gerrard Ltd	ER1 Nominee Ltd	0.000
	1168907	Gerrard Ltd	Held by clients	0.050
	63585	Old Mutual Asset Managers (UK) Ltd	HSBC Nominees	0.003
	2985304	GNI Ltd	GNI Ltd	0.129
	46800	Acadian	Held by clients	0.002
	92,356,589			**3.982**

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO	**098426**

All relevant boxes should be completed in block capital letters.

10

1.	Name of company BHP BILLITON PLC	2.	Name of shareholder having a major interest OLD MUTUAL PLC
3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them PLEASE SEE ATTACHED SCHEDULE

5.	Number of shares/amount of stock acquired **82,636,941**	6.	Percentage of issued class **3.56%**	7.	Number of shares/amount of stock disposed	8.	Percentage of issued class

9.	Class of security ORDINARY US$0.50	10.	Date of transaction **PLEASE SEE ATTACHED SCHEDULE**	11.	Date company informed **13 NOVEMBER 2001**

12.	Total holding following this notification **92,356,589**	13.	Total percentage holding of issued class following this notification **3.98%**
14.	Any additional information	15.	Name of contact and telephone number for queries **MRS I. WATSON** **TEL: +44 (0)20 7747 3976**
16.	Name and signature of authorised company official responsible for making this notification Ines Watson **INES WATSON**		

Date of notification 13 NOVEMBER 2001

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 **(PLEASE DO NOT POST)**
Enquiries: Company Monitoring and Enquiries; UK Listing Authority

PRESS RELEASE

Issued by: BHP Billiton Plc

To: Company Announcements Office: Announcement

Fax No: 020 7588 6057

Date: 12 November 2001

AVS No: 922619

For Release: 7.00 a.m., 13 November 2001

Contact: Ines Watson 020 7747 3976

Notification of interests of directors

BHP Billiton Plc announces that under the terms of the BHP Billiton Co-Investment Plan the following director has been granted awards of ordinary shares of US$0.50 conditional upon satisfaction of certain performance conditions, etc.

The amount of shares purchased on 9 November 2001 by the director in order to participate in the plan is held for him by a trustee and the maximum amount of shares over which the director has conditional interests awarded is as follows:

Director	No of committed shares paid for by the Director	Share Price paid for committed shares	Total maximum number of matching award shares subject to performance conditions
B P Gilbertson	*23,420*	*£3.0375*	71,431

BHP Billiton Plc was notified of the above transaction, on behalf of the director concerned, on 12 November 2001.

Ends

PRESS RELEASE

bhpbilliton

Issued by: BHP Billiton Plc

To: Company Announcements Office: Announcement

Fax No: 020 7588 6057

Date: 13 November 2001

AVS No: 165165

For Release: 7.00 a.m., 14 November 2001

Contact: Ines Watson +44 (0)20 7747 3976

Notification of interests of directors

BHP Billiton announces that on 31 October 2001 Billiton ESOP Trustees Limited, as trustee of the Billiton Employee Share Ownership Trust, transferred 43,628 ordinary shares of US$0.50 in BHP Billiton Plc to participants of the Company's Restricted Share Scheme. BHP Billiton was notified of the transaction on 13 November 2001.

Following the above transfer Messrs P M Anderson and B P Gilbertson have an interest in the balance held by the Trust of 583,705 shares as beneficiaries of the Trust.

Ends

bhpbilliton

NEWS RELEASE

Release Time IMMEDIATE

Date 7 November 2001

Number 29/01

BHP BILLITON ANNOUNCES RECORD QUARTER RESULT OF US$608 MILLION

The BHP Billiton Group (BHP Billiton) today announced a record attributable profit of US$608 million for the quarter ended 30 September 2001, an increase of US$19 million or 3.2 per cent compared to the combined figure in the corresp nding period last year.

Earnings Before Interest and Tax (EBIT) was US$921 million. Earnings per share of US$0.10 for the quarter was unchanged from the corresponding period last year.

BHP Billiton CEO and Managing Director Paul Anderson said: "This is a solid result that was achieved despite the slowdown in the global economy. It reflects the resilience and earnings capability of our world-class businesses and our commodity, region and market diversity.

"In the context of an increasingly difficult economic environment – with lower prices in many of our major commodity businesses including base metals, petroleum products, aluminium, steel and stainless steel materials – the Group has delivered a stronger financial performance."

Compared with the corresponding quarter last year, lower commodity prices reduced EBIT by approximately $US185 million. However the contribution from acquisitions and new operations, higher sales volumes and favourable foreign currency impacts, substantially offset the declines in commodity prices.

Growth Portfolio

The BHP Billiton Group generated EBITDA of US$1,336 million for the September quarter and committed US$565 million to capital projects and other investment activities during the period. New and acquired operations raised EBIT by US$125 million, compared with the corresponding quarter last year.

This EBIT improvement was due to increased interests in the Worsley alumina refinery (Australia) and the Ekati™ diamond mine (Canada), increased profits from the Mozal aluminium smelter (Mozambique), and the start-up of operations at the Typhoon oil field (USA).

Mr Anderson said: "Since the announcement of the merger in March this year, BHP Billiton has invested about US$1.6 billion in capital and growth activities."

Committed growth projects include the ROD oil field and Ohanet wet gas field (Algeria) and North West Shelf Train 4 (Australia); Mozal II (Mozambique) aluminium expansion; base metals projects including Escondida Phase IV (Chile) and Tintaya Oxide (Peru), and the Mount Arthur North energy coal development (Australia).

Mr Anderson said: "During the quarter, we announced two world class oil and gas fields in the deepwater Gulf of Mexico (USA). Together, the two fields have an estimated recoverable reserve of 225 to 460 million barrels of oil equivalent (BHP Billiton share)."

Additionally, BHP Billiton's Antamina (Peru) copper-zinc mine achieved commercial production ahead of schedule and on budget in October this year.

Financial Strength

The strength of BHP Billiton's financial performance is also reflected in the Group's EBITDA/interest coverage ratio of 8.5 times, excluding the impact of foreign exchange on foreign denominated debt. (The coverage ratio is 17 times when these foreign exchange differentials are taken into account.)

The Group's capital structure was enhanced via the completion of a US$2.5 billion syndicated multicurrency revolving credit facility, the first financing transaction since merger completion.

Significantly, Standard & Poor's upgraded its long-term debt rating for BHP Billiton to 'A' Outlook Positive and Moody's also recently reaffirmed the Group's long-term debt rating of 'A3' with a Positive Watch.

The credit rating upgrade from Standard & Poor's is an endorsement of one of the elements of the strategic rationale for the merger and reflects the stronger financial position and more diversified risk structure of the combined Group.

Merger Integration

BHP Billiton Deputy CEO Brian Gilbertson said the integration was progressing well, with the organisational framework now in place and the Group focused on sequencing the extensive pipeline of growth opportunities, streamlining the organisation and realising merger synergies.

"Reducing costs remains a prime area of focus for the management team," he said.

During the September quarter, BHP Billiton also announced the appointment of Christopher Lynch to the position of Chief Financial Officer.

In October, BHP Billiton announced it had reached agreement for the sale of its 80 per cent interest in the PT Arutmin Indonesia (Arutmin) energy coal mining operations in Kalimantan, Indonesia to PT Bumi Resources Tbk for US$148 million. The sale includes an agreement whereby BHP Billiton will market 75 per cent of the mine's current coal production.

More recently, the Group announced it had completed its acquisition of Dia Met Minerals Ltd (Dia Met) and the merger of its North American metals distribution business with Alcoa Inc.

Steel Public Listing

The public listing of BHP Steel remains on-track for the end of the current financial year. During the quarter, BHP Billiton announced that Graham Kraehe had accepted the role of Chairman Elect and Ron McNeilly would become Deputy Chairman Elect upon his retirement from BHP Billiton at the end of this calendar year.

Outlook

During recent months, BHP Billiton's risk management team has undertaken a detailed review of the potential impact that a range of global economic scenarios could have on the Group's future operational and financial performance.

Mr Gilbertson said: "We are closely monitoring the global economic environment and the impact of the slowdown on BHP Billiton's operational and financial performance. Many commodity markets have deteriorated materially and several traded commodities, including copper, nickel and aluminium are trading at near record lows.

"If these conditions persist our earnings will not escape the impact. However, the quality, size and diversity of the BHP Billiton portfolio provides us with more options for responding to the slowdown than may be available to many of our competitors."

BHP Billiton previously announced it had idled about 30 per cent of its ferrochrome capacity at Samancor (South Africa) and brought forward planned maintenance at its Cerro Matoso (Colombia) and Yabulu (Australia) nickel operations, due to the low price environment. Customer deliveries have been supplemented by production stockpiles, and therefore have not been affected.

Dividend

The BHP Billiton Directors today announced an interim dividend of US$0.065 per share would be paid to shareholders on 5 December 2001. The BHP Billiton Limited dividend is fully franked.

As the BHP Billiton Group generates cashflows primarily in US dollars, dividends are determined and declared in US dollars. BHP Billiton Limited dividends are mainly paid in Australian dollars and BHP Billiton Plc dividends are paid in pounds sterling to shareholders on the UK register and rand to shareholders on the South African stock exchange register.

The record date of the dividend will be 16 November 2001.

Share Exchange

The Board also announced that it had considered and elected not to pursue the share exchange offer outlined at the time of the merger announcement.

If pursued, that offer would have enabled BHP Billiton Limited (Limited) shareholders a one-time opportunity to exchange some, or their entire holding of Limited shares for an equal number of BHP Billiton Plc shares, up to an aggregate limit of 10 per cent of the then issued share capital of Limited.

As BHP Billiton Plc shares have consistently traded at a discount to Limited shares since completion of the merger, there was no apparent economic justification for such an election by Limited shareholders - who could achieve more advantageous exchange terms by trading through the market. The Board therefore determined that the costs of implementing the proposal could not be justified and were not in the best interests of all shareholders.

Share Buy Back

BHP Billiton also announced today that the current program to buy back shares in BHP Billiton Limited (Limited) through on-market purchases is being revised to take into account any on-market purchases of BHP Billiton Plc shares (Plc) by Nelson Investment Limited (Nelson).

Limited's buy-back program would now allow for the purchase of up to 186 million Limited shares, less the number of Plc shares purchased on-market by Nelson. The level of share purchases undertaken will also remain subject to prevailing market conditions and alternative capital investment opportunities available to BHP Billiton.

Nelson is a company that may acquire and hold Plc shares under arrangements with certain wholly owned subsidiaries of Plc. The effect of share purchases by Nelson is similar to purchases by Plc of its own shares, but provides BHP Billiton with greater flexibility in terms of capital management.

Any Plc shares purchased by Nelson will not be cancelled immediately and will be available either to be placed in the market or repurchased by Plc and cancelled in the future. Limited shares acquired under the program will be purchased by Limited and subsequently cancelled.

During the September quarter, BHP Billiton repurchased approximately 4.1 million Limited shares at a weighted average price of A$8.83 per share in accordance with the on-market buy back program announced in February 2001.

* * * *

Further news and information can be found on our Internet site: www.bhpbilliton.com

Australia
Dr. Robert Porter, Investor Relations
Tel: + 61 3 9609 3540 Mobile: +61 419 587 456
email: Robert.Porter@bhpbilliton.com

Mandy Frostick, Media Relations
Tel: +61 3 9609 4157 Mobile: +61 419 546 245
email: Mandy.J.Frostick@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

United Kingdom
Ariane Gentil, Manager Communications
Tel: +44 20 7747 3977 Mobile: + 44 7881 518 715
email: Ariane.Gentil@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

7 November 2001

BHP BILLITON RESULTS FOR THE QUARTER ENDED 30 SEPTEMBER 2001

Operating and Financial Review

Highlights

- A record attributable profit of US$608 million, for the quarter ended 30 September 2001, an increase of 3.2% compared with the corresponding period.

- EBIT of US$921 million was down 2.8% compared with the corresponding period mainly reflecting a significant decline in commodity prices and prices for steel products, partly offset by profits from new and acquired operations, the favourable effect of exchange rates and higher volumes from existing operations.

- Performance of the Customer Sector Groups resulted mainly in higher EBIT contributions from Energy Coal (+US$89 million, +148%) and Carbon Steel Materials (+US$81 million, +38%) and lower contributions from Base Metals (-US$83 million, -62%), Steel (-US$78 million, -57%) and Stainless Steel Materials (-US$42 million, -127%).

- An interim dividend of US$0.065 per share will be paid on 5 December 2001 to BHP Billiton Limited and BHP Billiton Plc shareholders of record on 16 November 2001. The dividend to be paid to shareholders of BHP Billiton Limited is fully franked for Australian taxation purposes.

- Commercial production commenced at the Antamina copper-zinc project (BHP Billiton interest 33.75%) in northern Peru on 1 October 2001, more than four months ahead of the original schedule and under budget.

- Commencement of oil and gas production from the Typhoon oilfield (BHP Billiton interest 50%) in the deepwater Gulf of Mexico. Typhoon was completed on schedule and under budget.

- Drilling results in the Gulf of Mexico were encouraging with the Atlantis-3 and Mad Dog-4 appraisal wells encountering hydrocarbons. Atlantis (BHP Billiton interest 44%) is estimated to have reserves of 400 to 800 million barrels of oil equivalent (boe) gross. Atlantis is on a fast track development pace and sanctioning of a project is anticipated during the first half of calendar 2002. Mad Dog (BHP Billiton interest 23.9%) is estimated to have reserves of 200 to 450 million boe gross. Project development sanction by BHP Billiton and its partners is anticipated by the end of calendar year 2001.

- A US$2.5 billion syndicated multicurrency revolving facility was successfully completed replacing three separate revolving facilities. The facility is BHP Billiton's first financing transaction since the merger.

Basis of Preparation of Financial Information

The quarterly financial information presented in this release is provided voluntarily by the BHP Billiton Group consistent with international best practice to ensure an informed market. The results are unaudited.

The financial information in this release is prepared in accordance with UK generally accepted accounting principles (GAAP). BHP Billiton Limited and BHP Billiton Plc results for the period have been combined using the merger method of accounting and the comparative period results have been prepared as if the companies have always been combined. The reporting currency is US dollars which is the functional currency of the BHP Billiton Group and the dominant currency in which it operates.

The combined results for the quarter ended 30 September 2001 which are prepared in accordance with UK GAAP are generally consistent with the combined results under Australian GAAP as required by the Australian Securities & Investments Commission in respect of Dual Listed Companies. The comparative results are prepared on the same basis, however, under Australian GAAP there is no comparative period as the merger was only effective from 29 June 2001.

With effect from 1 July 2001, the majority of BHP Billiton Limited's businesses changed from Australian dollars to US dollars as the functional currency of the combined BHP Billiton Group. This is consistent with BHP Billiton Plc and is the basis on which the combined BHP Billiton Group manages its businesses. Most BHP Billiton commodities are sold in US dollars and are predominantly destined for export markets.

Except for the effect of the functional currency change, the financial information has been prepared on the same basis and using the same accounting policies as were used in preparing the combined results for the BHP Billiton Group as presented in the BHP Billiton Plc financial statements (but not the BHP Billiton Limited financial statements) for the year ended 30 June 2001.

The financial information included in this release provides an analysis of the results for the quarter ended 30 September 2001 compared with the quarter ended 30 September 2000. All references to the corresponding period are to the quarter ended 30 September 2000.

Quarter Result

Overview

The BHP Billiton Group financial results for the quarter ended 30 September 2001 reflect the underlying resilience of the combined group despite the slowing in the global economy and the resulting impact on certain commodity prices.

The following table provides key financial information for the BHP Billiton Group for the quarter ended 30 September 2001 compared with the corresponding period. Full details of Consolidated Financial Results are shown on page 18.

Quarter ended 30 September	2001 US$M	2000 US$M	Change %
Group turnover[1]	4 361	4 578	-4.7
EBITDA[2]	1 336	1 353	-1.3
EBIT[3]	921	948	-2.8
Attributable profit	608	589	3.2
Basic earnings per share (US cents)	10.1	10.2	-1.0

(1) Including the group's share of joint ventures' and associates' turnover.

(2) EBITDA is profit before net interest, taxation, and depreciation and amortisation.

(3) EBIT is profit before net interest and taxation.

Turnover, including the group's share of joint ventures and associates, decreased by 4.7% to US$4,361 million mainly reflecting the effect of lower prices for base metals, petroleum products, aluminium and stainless steel materials, and the spin-out of OneSteel Limited in October 2000. These factors were partly offset by the higher prices for energy and metallurgical coal, the acquisition of Rio Algom, equity interests in energy coal operations in Colombia, and additional ownership interests in the Ekati™ diamond mine (Canada) and the Worsley alumina refinery (Australia).

Profit attributable to BHP Billiton Group shareholders for the quarter ended 30 September 2001 was a record US$608 million, an increase of US$19 million or 3.2% compared with the corresponding period.

Basic earnings per share were US$0.101 compared to US$0.102 in the corresponding period.

EBIT

The following table details the approximate impact of major factors affecting EBIT for the quarter ended 30 September 2001 compared with the corresponding period:

	US$M
EBIT for the quarter ended September 2000	948
Change in sales prices	(185)
Change in volumes	50
Costs	15
Inflation	(30)
New and acquired operations	125
Ceased, sold and discontinuing operations	(90)
Exchange rates	75
Asset sales	-
Exploration	(10)
Other items	23
EBIT for the quarter ended September 2001	921

EBIT decreased by 2.8% compared with the corresponding period to US$921 million. This mainly reflects a significant decline in commodity prices and lower profits from ceased, sold and discontinuing operations, partly offset by profits from new and acquired operations, the favourable effect of exchange rates and higher volumes from existing operations.

Lower prices for petroleum products, copper, nickel, aluminium, chrome and silver decreased profit by approximately US$275 million compared with the corresponding period. These decreases were partly offset by higher energy coal and metallurgical coal prices which increased profit by approximately US$110 million compared with the corresponding period.

Lower profits from Steel reduced profit by approximately US$55 million compared with the corresponding period. Relative to the current period, the corresponding period included approximately US$35 million from a higher ownership interest in metallurgical coal operations in Queensland, operating profits from discontinued steel operations (OneSteel Limited) and the Buffalo oilfield (Australia). These interests were sold or spun-off to shareholders since September 2000.

New and acquired operations increased profit by approximately US$125 million compared with the corresponding period. This was mainly due to increased ownership interests in the Worsley alumina refinery, lower operating losses at Boodarie™ Iron (Australia), the commencement of operations at the Typhoon oilfield (Gulf of Mexico), and increased profits from the Mozal aluminium smelter (Mozambique).

Foreign currency fluctuations had a favourable effect of approximately US$75 million compared with the corresponding period mainly due to the impact of lower Rand/US$ and A$/US$ exchange rates on related operating costs; partly offset by losses on legacy A$/US$ currency hedging.

Higher sales volumes mainly from the Petroleum and Stainless Steel Materials businesses, and iron ore operations in Western Australia increased profit by approximately US$45 million compared with the corresponding period.

Net Interest

Net interest and similar items payable decreased by US$19 million to US$65 million, mainly due to exchange gains arising on the restatement of Rand denominated debt and lower interest rates in the US and Australia, partly offset by an increased level of average debt primarily resulting from acquisitions made in the 2001 financial year. EBITDA interest coverage was 8.5 times compared to 9.0 times in the corresponding period (excluding the effect of differences on exchange and discounting on provisions), and was 17.4 times compared to 14.7 times (excluding discounting on provisions).

Taxation

Tax expense of US$237 million was US$25 million lower than for the corresponding period. The charge for the quarter represented an effective tax rate of 27.7% (2000 – 30.3%). This is lower than the nominal tax rate of 30% primarily due to exchange gains arising on the restatement of foreign currency denominated debt and tax provision balances, and recognition of tax benefits in respect of certain prior year overseas exploration expenditure and operating losses. These factors were partly offset by non deductible accounting depreciation and amortisation and non tax effected losses.

Dividend

Directors announced that a dividend of US$0.065 per share will be paid to BHP Billiton Limited and BHP Billiton Plc shareholders on 5 December 2001. The BHP Billiton Limited dividend is fully franked for Australian taxation purposes.

Further details of the half yearly dividend are included on page 16.

Business Outlook

The global economic environment continues to deteriorate with a high degree of uncertainty surrounding the outlook following the tragic events of 11 September 2001. Industrial production has fallen in our major markets including the US, Japan, Asia and Europe. Businesses are running down inventories and reducing spending on capital goods, particularly in the US, as capacity utilisation rates fall to the lowest level in two decades. The current weakness is in sharp contrast to the strong growth rates recorded in the September 2000 quarter. China remains the one notable area of strong demand growth as major infrastructure and construction activity persists. However, this strength cannot fully compensate for weakness elsewhere and commodity prices have steadily declined in 2001. LME traded commodities have retraced to 1998 lows in US dollar terms. Although production cuts are now intensifying, these remain insufficient to stem rising inventories in the absence of an imminent strong recovery in demand. Looking ahead, the global easing in interest rates and increased spending by governments should lay the foundation of a resumption of stronger activity in due course, but for the immediate future the risks remain on the downside.

Customer Sector Group Results

The following table provides a summary of the Customer Sector Group results for the quarter ended 30 September 2001.

Quarter ended 30 September (US$ Million)	Turnover (1)			EBIT (2)		
	2001	2000	Change %	2001	2000	Change %
Aluminium	698	647	7.9	114	103	10.7
Base metals	359	468	- 23.3	51	134	- 61.9
Carbon steel materials	830	749	10.8	292	211	38.4
Stainless steel materials	171	229	- 25.3	(9)	33	- 127.3
Energy coal	538	439	22.6	149	60	148.3
Exploration, technology and new business	79	66	19.7	23	16	43.8
Other activities	344	134	156.7	41	40	2.5
Petroleum	787	850	- 7.4	325	344	- 5.5
Steel	780	1 215	- 35.8	60	138	- 56.5
Group and unallocated	(83)	(73)	- 13.7	(125)	(131)	4.6
BHP Billiton Group	**4 361**	**4 578**	**- 4.7**	**921**	**948**	**- 2.8**

(1) Turnover does not add to the BHP Billiton Group figure due to inter-segment transactions.
(2) EBIT is profit before net interest and taxation.

A detailed explanation of the factors influencing the performance of the Customer Sector Groups is included below on pages 7 to 16. All references to production volumes are BHP Billiton's share of production unless otherwise indicated.

Aluminium

(US$ Million)	2001	2000	Change%	('000 tonnes)	2001	2000	Change%
Turnover	698	647	7.9	Alumina production	964	539	78.8
EBIT	114	103	10.7	Aluminium production	244	233	4.7
				LME aluminium price (cash, US$/t, ave)	1,380	1,565	-11.8

Aluminium contributed EBIT of US$114 million, an increase of US$11 million or 10.7% compared with the corresponding period.

Major factors which affected the comparison of results were:

- higher profits from Worsley following the acquisition of an additional 56% interest in January 2001;
- increased profits from the fully commissioned Mozal aluminium smelter;
- higher volumes from Worsley due to completion of the expansion in July 2001;
- lower LME price linked production costs; and
- favourable effect of US dollar exchange rate movements against Rand (South Africa), Real (Brazil) and Guilder (Suriname) related operating costs.

These were partially offset by:

- an 8% decrease in the average realised aluminium prices;
- lower volumes at Alumar and Valesul (Brazil) due to power curtailments; and
- increased pot relining rate at Hillside (South Africa).

Aluminium smelters produced 244,000 tonnes of metal, an increase of 5% compared with the corresponding period mainly due to Mozal which contributed 32,000 tonnes compared with 7,000 tonnes for the corresponding period.

Alumina production increased by 425,000 tonnes to 964,000 tonnes, an increase of 79% compared with the corresponding period mainly reflecting the additional 56% interest in Worsley which contributed 431,000 tonnes.

Base Metals

(US$ Million)	2001	2000	Change%		2001	2000	Change%
Turnover	359	468	-23.3	Copper production ('000 tonnes)	202	212	-4.7
EBIT	51	134	-61.9	Silver production ('000 oz)	8,183	8,075	1.3
				LME copper price (cash, US$/lb, ave)	0.67	0.85	-21.2

Base Metals contributed EBIT of US$51 million, a decrease of US$83 million or 61.9% compared with the corresponding period. From 1 July 2001, no profits have been recognised for the Ok Tedi copper mine (PNG).

The major factors which affected the comparison of results were:

- a significant decline in the average realised copper price to US$0.66/lb compared to US$0.88/lb in the corresponding period; and
- lower silver and zinc prices.

These were partially offset by:

- inclusion of profits from the various Rio Algom operations (Cerro Colorado, Alumbrera and Highland Valley) which were acquired in October 2000; and
- lower LME price linked treatment and refining costs.

Exploration expenditure for the quarter was US$5 million (2000 - US$3 million); of which, exploration charged to profit was US$4 million (2000 - US$2 million).

Production of payable copper decreased by 5% compared with the corresponding period mainly reflecting production from Ok Tedi which has been excluded from 1 July 2001, and lower concentrate production at Escondida due to lower tonnes milled and lower recoveries, partly offset by the inclusion of production from the various Rio Algom operations.

Production of lead, zinc and silver was consistent with the corresponding period.

Subsequent to quarter end, BHP Billiton announced that commercial production had been achieved at the Antamina mine in Peru (BHP Billiton interest 33.75%) approximately four months ahead of schedule and slightly under budget. Antamina will be among the largest and lowest cost copper-zinc producers in the world with average total annual production at approximately 305,000 tonnes of copper and 285,000 tonnes of zinc in the first ten years, with a mine life in excess of 22 years.

The Escondida Phase IV (Chile) expansion project is progressing as anticipated and will increase copper production capacity to 1 million tonnes per annum (100% terms) beginning in 2003.

Carbon Steel Materials

(US$ Million)	2001	2000	Change%	(Million tonnes)	2001	2000	Change%
Turnover	830	749	10.8	Iron ore production	17.1	17.3	-1.2
EBIT	292	211	38.4	Metallurgical coal production	8.4	8.0	5.0
				Manganese alloy production	0.119	0.175	-32.0
				Manganese ore production	0.972	1.024	-5.1

Carbon Steel Materials contributed EBIT of US$292 million, an increase of US$81 million or 38.4% compared with the corresponding period.

Major factors which affected the comparison of results were:

- favourable effect of lower A$/US$ and Rand/US$ exchange rates on related operating costs;
- higher metallurgical coal prices and volumes;
- improved operating performance and lower capital expenditure written off at Boodarie™ Iron (Australia);
- higher iron ore volumes.

These were partially offset by:

- higher costs at metallurgical coal operations in Queensland mainly due to higher royalty costs, increased stripping and dragline costs at Blackwater, a mine roof failure at Crinum, and dragline performance at Peak Downs; and
- increased costs at manganese alloy operations due to furnace efficiency problems at Tasmanian Electro Metallurgical Company (Australia) and Metalloys (South Africa).

Exploration expenditure for the quarter was US$nil (2000 - US$1 million). Exploration charged to profit was US$nil (2000 - US$1 million).

West Australian iron ore operations sold 16.1 million wet tonnes, an increase of 7% compared with the corresponding period mainly due to increased demand for fines in China and Japan. Samarco (Brazil) iron ore production was 1.2 million which was 33% lower than the corresponding period mainly due to lower market demand in the US for pellets.

Queensland coal shipments were 6.3 million tonnes (including 100% interest in BHP Mitsui Coal), consistent with the corresponding period. Illawarra coal despatches were 1.6 million tonnes, an increase of 10% compared with the corresponding period mainly due to timing of shipments and a new market.

Manganese alloy production was 119,000 tonnes, a decrease of 32% compared to the corresponding period mainly due to furnace shutdowns, relining and efficiency problems. Manganese ore production was 972,000 tonnes, a decrease of 5% compared with the corresponding period. Despite the reduction in production volumes, despatches were consistent with the corresponding period.

Boodarie™ Iron shipments were 358,000 tonnes, an increase of 304,000 tonnes compared with the corresponding period mainly reflecting continued production ramp-up at the West Australian plant.

Stainless Steel Materials

(US$ Million)	2001	2000	Change%	('000 tonnes)	2001	2000	Change%
Turnover	171	229	-25.3	Nickel production	15.9	12.8	24.2
EBIT	-9	33	-127.3	Ferrochrome production	207	273	-24.2
				LME nickel price (cash, US$/lb, ave)	2.49	3.72	-33.1

Stainless Steel Materials EBIT was a loss of US$9 million, a decrease of US$42 million compared with the corresponding period.

Major factors which affected the comparison of results were:

- lower nickel and chrome prices; and
- higher costs at chrome operations in South Africa mainly due to the expiry of price linked electricity contracts which are currently in the process of being renegotiated.

These were partially offset by:

- higher nickel volumes; and
- favourable effect of lower Rand/US$ exchange rate on related operating costs.

Exploration expenditure for the quarter was US$1 million (2000 - US$4 million). Exploration charged to profit was US$nil (2000 - US$1 million).

Nickel production was 15,900 tonnes, an increase of 24% compared with the corresponding period mainly reflecting production from Cerro Matoso Line 2 (Colombia) which commenced production on 1 January 2001.

Ferrochrome production was 207,000 tonnes, a decrease of 24% compared with the corresponding period, and chrome ore production was 629,000 tonnes, a decrease of 32% compared with the corresponding period. These decreases were due to production cut backs which were initiated in response to weakness in the ferrochrome market.

Energy Coal

(US$ Million)	2001	2000	Change%	(Million tonnes)	2001	2000	Change%
Turnover	538	439	22.6	Energy coal production	22.4	20.8	7.7
EBIT	149	60	148.3				

Energy Coal contributed EBIT of US$149 million, an increase of US$89 million or 148.3% compared with the corresponding period.

Major factors which affected the comparison of results were:

- a significant increase in export market prices for both long term contracts and spot markets;
- favourable effect of lower Rand/US$ exchange rates on related operating costs; and
- inclusion of profits from the Carbones del Cerrejon and Cerrejon Zona Norte operations (Colombia), in which equity interests were acquired in September 2000 and November 2000 respectively.

These were partially offset by:

- higher costs mainly due to the effect of inflation in South Africa; and
- lower Hunter Valley (Australia) volumes mainly due to timing of export shipments.

Exploration expenditure for the quarter was US$1 million (2000 - US$3 million). Exploration charged to profit was US$nil (2000 - US$1 million).

Energy coal production was 22.4 million tonnes, an increase of 8% compared with the corresponding period:

- South African production was 14.5 million tonnes, consistent with the corresponding period;
- US production was 3.1 million tonnes, consistent with the corresponding period;
- Indonesian and Australian production was 3.6 million tonnes, an increase of 12% compared with the corresponding period mainly due an increase in crushing plant and transport capacity in Indonesia and productivity gains at Bayswater (Australia); and
- Colombian operations contributed saleable production of 1.1 million tonnes.

Major projects currently being undertaken, including the Boschmanskrans project (South Africa), the Mount Arthur North project (Australia) and the San Juan Underground project (US) are progressing as anticipated.

Exploration, Technology and New Business

(US$ Million)	2001	2000	Change%	('000 carats)	2001	2000	Change%
Turnover	79	66	19.7	Ekati™ diamonds production	767	309	148.2
EBIT	23	16	43.8				

Exploration, Technology and New Business contributed EBIT of US$23 million, an increase of US$7 million or 43.8% compared with the corresponding period.

Major factors which affected the comparison of results were:

- higher profits from Ekati™ following the acquisition of an additional 29% interest in June 2001;

These were partially offset by:

- lower Ekati™ sales volumes reflecting two months of core sales in the current quarter compared to three months of core sales in the corresponding period.

Total worldwide minerals exploration charged to profit was US$11 million, a decrease of US$1 million compared with the corresponding period.

Ekati™ diamond production was 767,000 carats, an increase of 458,000 carats, or 148% compared to the corresponding period, mainly reflecting the acquisition of an additional 29% interest, higher carat grade on core production and higher recoveries of lower quality diamonds.

Other Activities

Other Activities contributed EBIT of US$41 million, consistent with the corresponding period.

Major factors which affected the comparison of results were:

- inclusion of profits from North American Metals Distribution (US) which was acquired as part of Rio Algom in October 2000; and
- operating losses in the corresponding period from HBI Venezuela.

These were partially offset by:

- increased losses from Columbus Stainless Steel (South Africa) mainly due to lower stainless steel prices; and
- lower Richards Bay Minerals (South Africa) sales volumes.

Richards Bay Minerals titanium slag sales were 22% lower than the corresponding period, mainly due to the timing of shipments and a slowdown in the market.

During the quarter, BHP Billiton and Alcoa Inc. announced agreement had been reached regarding the merger of the BHP Billiton Group's North American Metals Distribution business with Alcoa's North American metals distribution business, Reynolds Aluminium Supply Company. BHP Billiton and Alcoa will each own 50% of the company that will be independently managed.

Petroleum

(US$ Million)	2001	2000	Change%	Production:	2001	2000	Change%
Turnover	787	850	-7.4	Crude oil and condensate (Millions bbls)	19.5	20.8	-6.3
EBIT	325	344	-5.5	Natural gas (bcf)	55.5	46.6	19.2
				Average realised oil price (US$/barrel)	24.86	29.01	-14.3

Petroleum contributed EBIT of US$325 million, a decrease of US$19 million or 5.5% compared with the corresponding period.

Major factors which affected the comparison of results were:

- lower average realised oil price net of commodity hedging of US$24.86 per barrel compared to US$29.01 per barrel in the corresponding period. No commodity hedging was undertaken in the current quarter compared to an average realised oil price before commodity hedging of US$31.58 per barrel in the corresponding period;
- lower liquefied natural gas (LNG) and liquefied petroleum gas (LPG) prices; and
- the unfavourable effect of the lower A$/US$ exchange rate on restatement of monetary items.

These were partly offset by:

- lower price linked costs, mainly resource rent tax and royalties;
- inclusion of profits from the Typhoon oilfield and the Zamzama field (Pakistan) which commenced operations in July 2001 and March 2001 respectively; and
- higher volumes at Liverpool Bay (UK), Bass Strait (Australia) and the North West Shelf (NWS) in Australia.

Exploration expenditure for the quarter was US$74 million (2000 – US$46 million). Exploration charged to profit was US$34 million (2000 – US$26 million).

Oil and condensate production was 6% lower than the corresp[illegible]ng period due to lower production at Bass Strait, Griffin and the Laminaria/Corallina oilfields (Australia), and the sale of the Buffalo oil field. This was partially offset by higher production at Liverpool Bay (UK) mainly due to a planned maintenance shutdown in September 2000, the commencement of operations at Typhoon, and the acquisition of the 4.95% interest in the Genesis oilfield (Gulf of Mexico).

Natural gas production was 19% higher than the corresponding period mainly due to higher volumes recorded at Liverpool Bay, Zamzama and Bass Strait.

LNG production at the NWS was 4% higher than the corresponding period mainly due to longer than planned maintenance shut-downs in the corresponding period.

Steel

(US$ Million)	2001	2000	Change%	('000 tonnes)	2001	2000	Change%
Turnover	780	1,215	-35.8	Raw steel	1,382	1,455	-5.0
EBIT	60	138	-56.5	Marketable steel products	1,377	1,425	-3.4
(inc T&L; OneSteel in Sept 2000 qtr)				*(core steel business only)*			

Steel contributed EBIT of US$60 million, a decrease of US$78 million or 56.5% compared with the corresponding period.

Major factors which affected the comparison of results were:

- lower international prices;
- exclusion of operating profits from discontinued businesses (primarily OneSteel Limited) which were included in the corresponding period; and
- higher costs mainly due to repairs and maintenance and lower throughput at Port Kembla steelworks (Australia) together with higher electricity costs at New Zealand Steel.

These were partly offset by:

- profit of US$16 million on the sale of Australian and US strapping businesses.

Steel despatches from flat and coated operations were 1.3 million tonnes for the quarter, 5% above the corresponding period:

- Australian domestic despatches were 691,000 tonnes, 42% above the corresponding period, mainly due to the inclusion of despatches to OneSteel Limited (previously treated as despatches within the BHP Billiton Group).
- Australian export despatches were 387,000 tonnes, down 28%.
- New Zealand steel despatches were 144,000 tonnes, up 7%.

Group and Unallocated Items

EBIT for Group and Unallocated Items was a loss of US$125 million for the quarter ended 30 September 2001 compared with a loss of US$131 million in the corresponding period.

The result included losses of approximately US$93 million from legacy A$/US$ currency hedging compared with losses of approximately US$70 million in the corresponding period. These losses mainly reflect the lower value of hedge settlement rates compared with hedge contract rates for currency hedging contracts settled during the quarter.

Capital Management

During the first quarter, BHP Billiton Limited commenced the on-market re-purchase of shares in accordance with the previously announced share buyback programme resulting in the re-purchase of 4,134,622 shares at a weighted average price of A$8.83 per share.

During September 2001, BHP Billiton announced the successful completion of a US$2.5 billion syndicated multicurrency revolving facility. The facility is the first financing transaction post merger and is the Group's cornerstone credit facility replacing the US$1.2 billion credit facility of BHP Billiton Limited and the US$1.5 billion and US$1.25 billion credit facilities of BHP Billiton Plc. The new facility is available in various currencies and jurisdictions, and reflects BHP Billiton's global diversity. The facility includes a US$1.25 billion 364-day revolving credit component and a US$1.25 billion five-year revolving credit component.

Dividends

Directors announced a half yearly dividend of US$0.065 per fully paid ordinary share will be paid on 5 December 2001 by BHP Billiton Limited and BHP Billiton Plc. The BHP Billiton Limited dividend is fully franked for Australian taxation purposes.

As the BHP Billiton Group generates cashflows primarily in US dollars, dividends are determined and declared in US dollars. BHP Billiton Limited dividends are mainly paid in Australian dollars and BHP Billiton Plc dividends are mainly paid in pounds sterling to shareholders on the UK section of the register and South African rand to shareholders on the South African section of the register. The rates of exchange applicable two business days before the declaration date are used for conversion.

The record date for payment of the dividend for both BHP Billiton Limited and BHP Billiton Plc will be 16 November 2001. American Depositary Shares (ADSs) each represent two fully paid ordinary shares and receive dividends accordingly. The record date for ADSs is 15 November 2001.

Transfer documents will be accepted for registration at each Company's share registers (and in the case of the ADSs the US Depositary) at the following addresses:

BHP Billiton Limited	**BHP Billiton Plc**
Australia 5th Floor BHP Petroleum Plaza 120 Collins Street Melbourne Victoria 3000 *United Kingdom* Computershare Services plc The Pavilions Bridgwater Road Bedminster Down Bristol BS13 8AR *United States* Morgan Guaranty Trust Company of New York Shareholder Services MS 45 - 02 - 54 150 Royall Street Canton MA 02021	*United Kingdom* Lloyds TSB Registrars The Causeway Worthing West Sussex BN99 6DA UK *South Africa* Mercantile Registrars Limited 8th Floor 11 Diagonal Street Johannesburg 2000

This report is made in accordance with a resolution of the Board of Directors.

Karen J Wood
Company Secretary

BHP BILLITON
RESULTS FOR THE QUARTER ENDED 30 SEPTEMBER 2001

Financial Information

Consolidated Financial Results

Quarter ended 30 September	2001 US$M	2000 US$M	Change %
Turnover (including share of joint ventures and associates)	4 361	4 578	-4.7
Less: share of joint ventures and associates' turnover	(293)	(239)	-22.0
Group turnover	4 068	4 339	-6.2
Net operating costs (excluding depreciation and amortisation)	(2 830)	(3 066)	7.7
Depreciation and amortisation [(b)]	(415)	(405)	-2.5
Group operating profit	823	868	-5.2
Share of operating profit of joint ventures and associates	71	58	
Operating profit (including share of profit of joint ventures and associates)	894	926	-3.5
Income from other fixed asset investments	6	7	
Profit on sale of fixed assets	21	15	
Profit before net interest and similar items payable, and taxation (EBIT) [(a)]	921	948	-2.8
Net interest and similar items payable			
- Group	(63)	(76)	
- Joint ventures and associates	(2)	(8)	
Profit before taxation	856	864	-0.9
Taxation	(237)	(262)	9.5
Profit after taxation	619	602	2.8
Equity minority interests	(11)	(13)	
Attributable profit	608	589	3.2
EBITDA [(a) + (b)]	1 336	1 353	-1.3
Dividend per ordinary share (US cents) [(1)]	6.5		
Quarter earnings per ordinary share (basic) (US cents) [(2)]	10.1	10.2	-1.0
Quarter earnings per ordinary share (diluted) (US cents) [(3)]	10.1	10.2	-1.0

(1) In September 2000, BHP Billiton Limited declared an interim dividend of 12.6 Australian cents (unfranked) per fully paid ordinary share (after adjusting for bonus issue). BHP Billiton Plc did not declare an interim dividend during the quarter ended 30 September 2000.

(2) Based on attributable profit divided by the weighted average number of ordinary shares (ranking for dividend). The weighted average number of ordinary shares for the quarter ended 30 September 2001 was 6,023,903,553 (2000: 5,775,061,724). The weighted average number of shares used for the purposes of calculating basic earnings per share is calculated after deduction of the shares held by the share repurchase scheme, the Billiton Employee Share Ownership Trust, adjusting for the BHP Billiton Limited bonus issue.

(3) Based on attributable profit divided by the weighted average diluted number of ordinary shares. The weighted average diluted number of shares is calculated by adjusting the weighted average basic number of shares for the effect of options, partly paid shares and the executive share awards which are dilutive at 30 September 2001. Performance Rights are excluded; these would only be included where an issue of new shares is expected to occur. The weighted average diluted number of shares for the quarter ended 30 September 2001 was 6,038,519,728 (2000: 5,794,272,340).

Customer Sector Group Results - Quarterly Comparison

[redacted]

Quarter ended 30 September 2001

	US$ Million						
	Turnover (1)	EBIT (2) excluding exceptional items	Exceptional items	EBIT (2) including exceptional items	Capex (3)(4)	Exploration gross (5)	Exploration to profit
Aluminium	698	114	-	114	76	-	-
Base metals	359	51	-	51	185	5	4
Carbon steel materials	830	292	-	292	40	-	-
Stainless steel materials	171	(9)	-	(9)	22	1	-
Energy coal	538	149	-	149	37	1	-
Exploration, technology and new business	79	23	-	23	51	12	11
Other activities	344	41	-	41	1	-	-
Petroleum	787	325	-	325	134	74	34
Steel	780	60	-	60	9	-	-
Group and unallocated (6)	(83)	(125)	-	(125)	10	-	-
BHP Billiton Group	**4 361**	**921**	**-**	**921**	**565**	**93**	**49**

Quarter ended 30 September 2000

	US$ Million						
	Turnover (1)	EBIT (2) excluding exceptional items	Exceptional items	EBIT (2) including exceptional items	Capex (4)	Exploration gross (5)	Exploration to profit
Aluminium	647	103	-	103	38	-	-
Base metals	468	134	-	134	21	3	2
Carbon steel materials	749	211	-	211	27	1	1
Stainless steel materials	229	33	-	33	59	4	1
Energy coal	439	60	-	60	221	3	1
Exploration, technology and new business	66	16	-	16	4	13	12
Other activities	134	40	-	40	42	-	-
Petroleum	850	344	-	344	124	46	26
Steel	1 215	138	-	138	18	-	-
Group and unallocated (6)	(73)	(131)	-	(131)	13	-	-
BHP Billiton Group	**4 578**	**948**	**-**	**948**	**567**	**70**	**43**

(1) Turnover does not add to the BHP Billiton Group figure due to inter-segment transactions.
(2) EBIT is earnings before net interest and taxation.
(3) Capex in aggregate comprises US$410 million growth and US$155 million sustaining.
(4) Capex includes capital and investment expenditure and excludes capitalised interest and capitalised exploration.
(5) Includes US$44 million (2000:US$27 million) capitalised exploration.
(6) Includes consolidation adjustments and unallocated items.

Customer Sector Group Results - Quarterly Comparison

[redacted]

Quarter ended 30 September 2001

	US$ Million						
	Turnover (1)	EBIT (2) excluding exceptional items	Exceptional items	EBIT (2) including exceptional items	Capex (3)(4)	Exploration gross (5)	Exploration to profit (6)
Aluminium	698	114	-	114	76	-	-
Base metals	359	51	-	51	185	5	4
Carbon steel materials	830	292	-	292	40	-	-
Stainless steel materials	171	(9)	-	(9)	22	1	-
Energy coal	538	149	-	149	37	1	-
Exploration, technology and new business	79	23	-	23	51	12	11
Other activities	344	41	-	41	1	-	-
Petroleum	787	325	-	325	134	74	34
Steel	780	60	-	60	9	-	-
Group and unallocated (7)	(83)	(125)	-	(125)	10	-	-
BHP Billiton Group	**4 361**	**921**	**-**	**921**	**565**	**93**	**49**

Quarter ended 30 June 2001

	US$ Million						
	Turnover (1)	EBIT (2) excluding exceptional items	Exceptional items (8)	EBIT (2)(8) including exceptional items	Capex (4)	Exploration gross (5)	Exploration to profit (6)
Aluminium	904	170	53	223	66	1	1
Base metals	573	89	(435)	(346)	178	7	6
Carbon steel materials	912	255	126	381	75	1	1
Stainless steel materials	210	17	(9)	8	67	1	1
Energy coal	582	116	(34)	82	103	1	1
Exploration, technology and new business	68	(32)	(13)	(45)	389	23	37
Other activities	338	23	(114)	(91)	3	-	-
Petroleum	775	282	-	282	145	70	46
Steel	867	15	(22)	(7)	31	-	-
Group and unallocated (7)	(86)	(148)	(120)	(268)	14	-	-
BHP Billiton Group	**5 889**	**787**	**(568)**	**219**	**1 071**	**104**	**93**

(1) Turnover does not add to the BHP Billiton Group figure due to inter-segment transactions.
(2) EBIT is earnings before net interest and taxation.
(3) Capex in aggregate comprises US$410 million growth and US$155 million sustaining.
(4) Capex includes capital and investment expenditure and excludes capitalised interest and capitalised exploration.
(5) Includes US$44 million (June 2001:US$29 million) capitalised exploration.
(6) Includes US$nil (June 2001:US$18 million) exploration expenditure previously capitalised, now written off.
(7) Includes consolidation adjustments and unallocated items.
(8) Certain items have been restated between customer sector groups.

Customer Sector Group Results - Quarterly Comparison

[redacted]

Quarter ended 30 September 2001

	US$ Million						
	Turnover	EBITDA [1]	Depn & amortisation	EBIT [2]	Capex [3][4]	Exploration gross	Exploration to profit
Alumina	173	72	26	46	8		
Aluminium	356	97	32	65	68		
Intra-divisional adjustment	(92)	-	-	-	-		
Third party products	261	3	-	3	-		
Total Aluminium	698	172	58	114	76	-	-

Quarter ended 30 September 2000

	US$ Million						
	Turnover	EBITDA [1]	Depn & amortisation	EBIT [2]	Capex [3][4]	Exploration gross	Exploration to profit
Alumina	96	37	13	24	1		
Aluminium	345	106	30	76	37		
Intra-divisional adjustment	(16)	-	-	-	-		
Third party products	222	3	-	3	-		
Total Aluminium	647	146	43	103	38	-	-

(1) EBITDA is earnings before net interest, taxation, and depreciation and amortisation (excluding exceptionals).
(2) EBIT is earnings before net interest and taxation (excluding exceptionals).
(3) Capex in aggregate comprises US$59 million growth and US$17 million sustaining.
(4) Capex includes capital and investment expenditure and excludes capitalised interest and capitalised exploration.

Customer Sector Group Results - Quarterly Comparison

[redacted]

Quarter ended 30 September 2001

	US$ Million						
	Turnover	EBITDA [1]	Depn & amortisation	EBIT [2]	Capex [3][4]	Exploration gross [5]	Exploration to profit
Escondida	149	53	23	30	103		
Ok Tedi [6]	-	-	-	-	-		
Tintaya	29	-	9	(9)	33		
Cerro Colorado	53	27	17	10	4		
Antamina [8]	-	-	-	-	39		
Alumbrera [8]	8	3	-	3	-		
Cannington	67	26	6	20	3		
Highland Valley [8]	31	7	-	7	-		
Other businesses [7]	22	(9)	1	(10)	3		
Third party products	-	-	-	-	-		
Total Base Metals	**359**	**107**	**56**	**51**	**185**	**5**	**4**

Quarter ended 30 September 2000

	US$ Million						
	Turnover	EBITDA [1]	Depn & amortisation	EBIT [2]	Capex [3][4]	Exploration gross [5]	Exploration to profit
Escondida	216	127	26	101	15		
Ok Tedi [8]	99	17	17	-	-		
Tintaya	36	10	6	4	3		
Cerro Colorado	-	-	-	-	-		
Antamina [8]	-	-	-	-	-		
Alumbrera [8]	-	-	-	-	-		
Cannington	70	32	7	25	3		
Highland Valley [8]	-	-	-	-	-		
Other businesses [7]	38	7	3	4	-		
Third party products	9	-	-	-	-		
Total Base Metals	**468**	**193**	**59**	**134**	**21**	**3**	**2**

(1) EBITDA is earnings before net interest, taxation, and depreciation and amortisation (excluding exceptionals).
(2) EBIT is earnings before net interest and taxation (excluding exceptionals).
(3) Capex in aggregate comprises US$170 million growth and US$15 million sustaining.
(4) Capex includes capital and investment expenditure and excludes capitalised interest and capitalised exploration.
(5) Includes US$1 million (2000:US$1 million) capitalised exploration.
(6) From 1 July 2001, no profit will be recognised for Ok Tedi, except to the extent that dividends are received.
(7) Includes Selbaie, Pering and North America Copper mining and smelting operations (which ceased during the September 1999 quarter).
(8) Equity accounted investments.

Customer Sector Group Results - Quarterly Comparison

Carbon Steel Materials

Quarter ended 30 September 2001

	US$ Million						
	Turnover	EBITDA (1)	Depn & amortisation	EBIT (2)	Capex (3)(4)	Exploration gross	Exploration to profit
WA Iron Ore	274	151	18	133	18		
Samarco (5)	39	14	-	14	-		
Total Iron Ore	**313**	**165**	**18**	**147**	**18**		
Queensland	296	131	14	117	9		
Illawarra	68	30	3	27	2		
Total Metallurgical Coal	**364**	**161**	**17**	**144**	**11**		
Manganese	**119**	**29**	**7**	**22**	**4**		
Boodarie™ Iron	**42**	**(21)**	**-**	**(21)**	**7**		
Intra-divisional adjustment	(12)	-	-	-	-		
Third party products	4	-	-	-	-		
Total Carbon Steel	**830**	**334**	**42**	**292**	**40**	**-**	**-**

Quarter ended 30 September 2000

	US$ Million						
	Turnover	EBITDA (1)	Depn & amortisation	EBIT (2)	Capex (3)(4)	Exploration gross	Exploration to profit
WA Iron Ore	266	133	19	114	4		
Samarco (5)	52	15	-	15	-		
Total Iron Ore	**318**	**148**	**19**	**129**	**4**		
Queensland	240	104	17	87	3		
Illawarra	58	16	5	11	1		
Total Metallurgical Coal	**298**	**120**	**22**	**98**	**4**		
Manganese	**119**	**36**	**7**	**29**	**6**		
Boodarie™ Iron	**8**	**(45)**	**-**	**(45)**	**13**		
Intra-divisional adjustment	(3)	-	-	-	-		
Third party products	9	-	-	-	-		
Total Carbon Steel	**749**	**259**	**48**	**211**	**27**	**1**	**1**

(1) EBITDA is earnings before net interest, taxation, and depreciation and amortisation (excluding exceptionals).
(2) EBIT is earnings before net interest and taxation (excluding exceptionals).
(3) Capex in aggregate comprises US$18 million growth and US$22 million sustaining.
(4) Capex includes capital and investment expenditure and excludes capitalised interest and capitalised exploration.
(5) Equity accounted investment.

Customer Sector Group Results - Quarterly Comparison

[redacted]

Quarter ended 30 September 2001

	US$ Million						
	Turnover	EBITDA [1]	Depn & amortisation	EBIT [2]	Capex [3][4]	Exploration gross [5]	Exploration to profit
Nickel	110	16	19	(3)	16		
Chrome	61	1	7	(6)	6		
Third party products	-	-	-	-	-		
Total Stainless Steel	171	17	26	(9)	22	1	-

Quarter ended 30 September 2000

	US$ Million						
	Turnover	EBITDA [1]	Depn & amortisation	EBIT [2]	Capex [3][4]	Exploration gross [5]	Exploration to profit
Nickel	116	34	11	23	47		
Chrome	113	18	8	10	12		
Third party products	-	-	-	-	-		
Total Stainless Steel	229	52	19	33	59	4	1

(1) EBITDA is earnings before net interest, taxation, and depreciation and amortisation (excluding exceptionals).
(2) EBIT is earnings before net interest and taxation (excluding exceptionals).
(3) Capex in aggregate comprises US$8 million growth and US$14 million sustaining.
(4) Capex includes capital and investment expenditure and excludes capitalised interest and capitalised exploration.
(5) Includes US$1 million (2000:US$3 million) capitalised exploration.

Customer Sector Group Results - Quarterly Comparison

[illegible]

Quarter ended 30 September 2001

	US$ Million						
	Turnover	EBITDA (1)	Depn & amortisation	EBIT (2)	Capex (3)(4)	Exploration gross (5)	Exploration to profit
Ingwe	284	122	27	95	12		
New Mexico	101	26	8	18	18		
COAL	19	7	3	4	7		
Indonesia	71	27	7	20	-		
Colombia (6)	37	12	-	12	-		
Third party products	26	-	-	-	-		
Total Energy Coal	**538**	**194**	**45**	**149**	**37**	**1**	**-**

Quarter ended 30 September 2000

	US$ Million						
	Turnover	EBITDA (1)	Depn & amortisation	EBIT (2)	Capex (3)(4)	Exploration gross (5)	Exploration to profit
Ingwe	240	54	22	32	12		
New Mexico	102	31	7	24	2		
COAL	31	7	4	3	5		
Indonesia	52	8	7	1	-		
Colombia (6)	-	-	-	-	202		
Third party products	14	-	-	-	-		
Total Energy Coal	**439**	**100**	**40**	**60**	**221**	**3**	**1**

(1) EBITDA is earnings before net interest, taxation, and depreciation and amortisation (excluding exceptionals).
(2) EBIT is earnings before net interest and taxation (excluding exceptionals).
(3) Capex in aggregate comprises US$30 million growth and US$7 million sustaining.
(4) Capex includes capital and investment expenditure and excludes capitalised interest and capitalised exploration.
(5) Includes US$1 million (2000:US$2 million) capitalised exploration.
(6) Equity accounted investment.

Customer Sector Group Results - Quarterly Comparison

[illegible]

Quarter ended 30 September 2001

	US$ Million						
	Turnover	EBITDA [1]	Depn & amortisation	EBIT [2]	Capex [3][4]	Exploration gross [5]	Exploration to profit
Ekati	78	57	17	40	48		
Exploration and Technology	1	(17)	-	(17)	3		
Exploration, Technology and New Business	**79**	**40**	**17**	**23**	**51**	**12**	**11**

Quarter ended 30 September 2000

	US$ Million						
	Turnover	EBITDA [1]	Depn & amortisation	EBIT [2]	Capex [3][4]	Exploration gross [5]	Exploration to profit
Ekati	65	46	7	39	4		
Exploration and Technology	1	(22)	1	(23)	-		
Exploration, Technology and New Business	**66**	**24**	**8**	**16**	**4**	**13**	**12**

(1) EBITDA is earnings before net interest, taxation, and depreciation and amortisation. (excluding exceptionals).
(2) EBIT is earnings before net interest and taxation (excluding exceptionals).
(3) Capex in aggregate comprises US$45 million growth and US$6 sustaining.
(4) Capex includes capital and investment expenditure and excludes capitalised interest and capitalised exploration.
(5) Includes US$1 million (2000:US$1 million) capitalised exploration.

Customer Sector Group Results - Quarterly Comparison

[redacted]

Quarter ended 30 September 2001

	US$ Million						
			Depn &			Exploration	Exploration
	Turnover	EBITDA (1)	amortisation	EBIT (2)	Capex (3)(4)	gross	to profit
HBI Venezuela (5)	-	-	-	-	-		
NAMD	240	8	2	6	1		
Other businesses (6)	104	36	1	35	-		
Total Other Activities	344	44	3	41	1	-	-

Quarter ended 30 September 2000

	US$ Million						
			Depn &			Exploration	Exploration
	Turnover	EBITDA (1)	amortisation	EBIT (2)	Capex (3)(4)	gross	to profit
HBI Venezuela (5)	7	(6)	-	(6)	42		
NAMD	-	-	-	-	-		
Other businesses (6)	127	46	-	46	-		
Total Other Activities	134	40	-	40	42	-	-

(1) EBITDA is earnings before net interest, taxation, and depreciation and amortisation (excluding exceptionals).
(2) EBIT is earnings before net interest and taxation (excluding exceptionals).
(3) Capex in aggregate comprises US$nil growth and US$1 million sustaining.
(4) Capex includes capital and investment expenditure and excludes capitalised interest and capitalised exploration.
(5) BHP Billiton ceased investment in HBI Venezuela in March 2001.
(6) Includes Richards Bay Minerals operations, Columbus stainless steel operations and the Hartley Platinum mine which was sold in January 2001 and the Beenup Mineral sands operations which was closed in April 1999.

Customer Sector Group Results - Quarterly Comparison

[redacted]

Quarter ended 30 September 2001

	US$ Million						
			Depn &			Exploration	Exploration
	Turnover [1]	EBITDA [2]	amortisation	EBIT [3]	Capex [4][5]	gross [6]	to profit
Bass Strait	260	144	24	120	21		
North West Shelf	168	133	13	120	22		
Liverpool Bay	92	83	32	51	14		
Other businesses	214	108	58	50	77		
Marketing activities	53	3	-	3	-		
Intra-divisional adjustment	-	-	-	-	-		
Divisional activities	-	(19)	-	(19)	-		
Total Petroleum	**787**	**452**	**127**	**325**	**134**	**74**	**34**

Quarter ended 30 September 2000

	US$ Million						
			Depn &			Exploration	Exploration
	Turnover [1]	EBITDA [2]	amortisation	EBIT [3]	Capex [4][5]	gross [6]	to profit
Bass Strait	316	177	27	150	17		
North West Shelf	185	138	15	123	9		
Liverpool Bay	67	48	20	28	12		
Other businesses	280	158	66	92	86		
Marketing activities	53	2	-	2	-		
Intra-divisional adjustment	-	-	-	-	-		
Divisional activities	(51)	(51)	-	(51)	-		
Total Petroleum	**859**	**472**	**128**	**344**	**124**	**46**	**26**

(1) Petroleum turnover includes: Crude oil US$500 million (2000:US$621 million), Natural gas US$73 million (2000:US$63 million), LNG US$80 million (2000:US$74 million) LPG US$45 million (2000:US$54 million) and Other US$89 million (2000:US$38 million).

(2) EBITDA is earnings before net interest, taxation, and depreciation and amortisation (excluding exceptionals).

(3) EBIT is earnings before net interest and taxation (excluding exceptionals).

(4) Capex in aggregate comprises US$70 million growth and US$64 million sustaining.

(5) Capex includes capital and investment expenditure and excludes capitalised interest and capitalised exploration.

(6) Includes US$40 million (2000:US$20 million) capitalised exploration.

Customer Sector Group Results - Quarterly Comparison

[redacted]

Quarter ended 30 September 2001

	US$ Million						
	Turnover	EBITDA (1)	Depn & amortisation	EBIT (2)	Capex (3)(4)	Exploration gross	Exploration to profit
Flat Products (5)	354	55	18	37	4		
Coated Products	433	47	15	32	4		
Discontinuing operations (6)	-	-	-	-	-		
Intra-divisional adjust	(221)	(10)	-	(10)	-		
Divisional activities	4	(4)	-	(4)	-		
Transport & Logistics	210	8	3	5	1		
Total Steel	**780**	**96**	**36**	**60**	**9**	**-**	**-**

Quarter ended 30 September 2000

	US$ Million						
	Turnover	EBITDA (1)	Depn & amortisation	EBIT (2)	Capex (3)(4)	Exploration gross	Exploration to profit
Flat Products (5)	426	77	21	56	5		
Coated Products	511	75	15	60	2		
Discontinuing operations (6)	387	39	16	23	8		
Intra-divisional adjust	(369)	(7)	-	(7)	-		
Divisional activities	25	(5)	-	(5)	-		
Transport & Logistics	235	15	4	11	3		
Total Steel	**1 215**	**194**	**56**	**138**	**18**	**-**	**-**

(1) EBITDA is earnings before net interest, taxation, and depreciation and amortisation (excluding exceptionals).
(2) EBIT is earnings before net interest and taxation (excluding exceptionals).
(3) Capex in aggregate comprises US$nil growth and US$9 million sustaining.
(4) Capex includes capital and investment expenditure and excludes capitalised interest and capitalised exploration.
(5) Includes North Star BHP Steel.
(6) Includes the Long Products business (OneSteel Limited) which ceased to report results from November 2000 following spin-out.

Risk Management

Portfolio Risk Management

Foreign exchange risk management
The table below provides information as at 30 September 2001 regarding the BHP Billiton Group's significant derivative financial instruments used to hedge Australian dollar costs that are sensitive to changes in exchange rates for the forthcoming twelve months.

		Weighted average A$/US$ exchange rate			Contract amounts US$ million
		Forwards	Call options	Put options	
US Dollars					
Q2 2002	- forwards	0.6933	-	-	270
	- collar options	-	0.6837	0.6504	60
	- purchased options	-	0.5500	-	60
	- sold options	-	-	-	-
Q3	- forwards	0.6848	-	-	270
	- collar options	-	0.6807	0.6609	60
	- purchased options	-	0.5500	-	30
	- sold options	-	-	-	-
Q4	- forwards	0.6804	-	-	300
	- collar options	-	0.6845	0.6536	50
	- purchased options	-	0.5500	-	10
	- sold options	-	-	-	-
Q1 2003	- forwards	0.6905	-	-	250
	- collar options	-	0.7006	0.6706	30
	- purchased options	-	0.5500	-	30
	- sold options	-	-	-	-

Commodity price risk management
As at 30 September 2001 there were no significant commodity price derivative financial instruments outstanding.

Strategic Financial Transactions

As at 30 September 2001 there were no strategic financial derivative transactions outstanding.